SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number: 000-50828

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

MUTUAL SAVINGS BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THIRD CENTURY BANCORP
80 East Jefferson Street
Franklin, Indiana 46131

REQUIRED INFORMATION

FINANCIAL STATEMENTS:

A list of the required unaudited financial statements filed as part of this Form 11-K is set forth on page F-1.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this Annual report to be signed on its behalf by the undersigned Plan Committee thereunto duly authorized in the City of Franklin, and the State of Indiana, on this 12th day of July, 2005.

MUTUAL SAVINGS BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
By the Plan Committee:
/s/ Robert D. Heuchan
Robert D. Heuchan

/s/ Pamela J. Spencer
Pamela J. Spencer

/s/ David A. Coffey
David A. Coffey

/s/ Kimberly A. Childers
Kimberly A. Childers

Mutual Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

December 31, 2004

Contents

Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10

Mutual Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Statements of Net Assets Available for Benefits
December 31, 2004

Assets
2004

Investments	$969,430

Receivables
Employer’s contribution	3,752
Participants’ contributions	4,313

Net Assets Available for Benefits	$977,495

See Notes to Financial Statements

Mutual Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

2004
Investment Income
Net appreciation in fair value of investments	$173,581
Interest and dividends	4,516
Net investment income	178,097

Contributions
Employer	55,891
Participants	64,290
Rollovers	23,341
143,522

Transfers in due to conversion	658,060

Total additions	979,679

Deductions
Administrative expenses	2,184

Net Increase	977,495

Net Assets Available for Benefits, Beginning of Year	—

Net Assets Available for Benefits, End of Year	$977,495

See Notes to Financial Statements

Mutual Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2004

Note 1:	Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, which is available from the plan administrator.

General

The Plan is a defined contribution plan sponsored by Mutual Savings Bank (Company) covering all full-time employees of the Company. Employees are eligible to participate on the first day of the month following the date of employment. Company contributions require at least one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Company contributes to the Plan an amount equal to 100% of each participant’s contribution up to the first 8% of compensation. Participants may contribute 1% to 50% of their annual wages before bonuses and overtime. Contributions are subject to certain limitations. Participants direct the investment of their contributions as well as the Company’s contribution into various investment options offered by the Plan. The Plan currently offers the Company’s common stock and thirteen various mutual funds as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Company’s contribution and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions as well as the Company’s contribution plus earnings thereon.

Mutual Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2004

Payment of Benefits

Upon termination of service, an employee may elect to receive either a lump-sum amount equal to the value of his account or a joint and survivor annuity.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.00% to 6.25%, which are commensurate with local prevailing rates as determined by the plan administrator.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Note 2:	Summary of Significant Accounting Policies

Valuation of Investments and Income Recognition

Investments are stated at fair value, which is determined, in the case of Third Century Bancorp Common Stock Fund, from the latest available market quotations for shares held and, and in the case of investments in mutual funds, at quoted market net asset value of shares held. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Mutual Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2004

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Plan Tax Status

The Internal Revenue Service has advised that the Plan constitutes a qualified plan under Section 401 of the Internal Revenue Code and that the trust established under the Plan is therefore exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Note 3:	Conversion

On June 29, 2004, Mutual Savings Bank completed the conversion from a state chartered mutual institution to a state chartered stock savings bank and the formation of Third Century Bancorp as the holding company of the Bank. As part of the conversion, the Plan was established. The common stock of Third Century Bancorp is an investment option for Plan participants.

Mutual Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2004

Note 4:	Investments

The Plan’s investments are held by a bank-administered trust fund. The following table presents the Plan’s investments. Investments that represent 5% or more of total plan assets are separately identified.

2004
Investments at Fair Value as Determined by Quoted Market Price
Third Century Bancorp Common Stock	$642,388
Mutual funds:
Pentegra S&P 500 Stock Fund	109,557
Pentegra S&P MidCap Stock Fund	84,988
Other	124,806
Participant Loans	7,691

Total investments	$969,430

During the year ended 2004, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) in value by $173,581 as follows:

2004
Investments at Fair Value as Determined by Quoted Market Price
Third Century Bancorp Common Stock	$151,100
Mutual funds	22,481

Net appreciation (depreciation) in fair value	$173,581

Interest and dividends realized on the Plan’s investments for the year ended 2004 were $4,516.

Mutual Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2004

Note 5:	Related Party Transactions

Plan investments include the Third Century Bancorp Common Stock Fund which holds 48,719 shares of Third Century Bancorp Common Stock with a fair market value of $642,388 at December 31, 2004. Third Century Bancorp is the holding company of the Plan sponsor.

Certain plan investments are shares of mutual funds managed by Pentegra Services, Inc., which is the custodian of the Plan. Fees paid by the Plan for investment management services amounted to $2,184 for the year ended December 31, 2004.

The Plan incurs expenses related to general administration and record keeping. The plan sponsor pays these expenses relating to the Plan.

Supplemental Schedule

Mutual Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Schedule H, Line 4i -- Schedule of Assets Held at End of Year
December 31, 2004

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	Current Value

*Pentegra Government Bond Fund	1,876 shares	$21,503
*Pentegra Growth Asset Allocation Fund	201 shares	2,849
*Pentegra Growth & Income Asset Allocation Fund	834 shares	12,318
*Pentegra Income Plus Asset Allocation Fund	562 shares	8,230
*Pentegra International Stock Fund	106 shares	1,300
*Pentegra Money Market Fund	5,645 shares	41,505
*Pentegra Russell 2000 Stock Fund	156 shares	2,210
*Pentegra S&P 500 Stock Fund	2,928 shares	109,557
*Pentegra S&P 500/Growth Stock Fund	593 shares	4,170
*Pentegra S&P 500/Value Stock Fund	862 shares	9,959
*Pentegra S&P MidCap Stock Fund	1,945 shares	84,988
*Pentegra Stable Value Fund	1,574 shares	17,374
*Pentegra NASDAQ 100 Stock Fund	268 shares	3,388
*Third Century Bancorp Common Stock	48,719 shares	642,388
		961,739

Participant Loans	5.00-6.25%	7,691

		$969,430

* Party-in-interest